Filing under Rule 425 under
the U.S. Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
U.S. Securities Exchange Act of 1934
Filing by: VNU N.V.
Subject Company: IMS Health Incorporated
Commission File No.: 001-14049

[Below is information made available to employees of VNU N.V. on August 11, 2005]

     Nielsen sees off ratings controversy to deliver strong first half results: VNU reports 11% organic revenue growth in media measurement division
292 words
06:27 pm, 11/08/2005
Research Magazine UK (Internal Content)
English
Continuing controversy over the rollout of local people meter TV ratings services in the US has failed to slow Nielsen Media Research’s revenue and earnings growth in the first half of the year, VNU said today.
The Dutch research giant recorded organic revenue growth of 11% in its media measurement and information division, of which Nielsen is the biggest component.
A reported 7% rise in earnings before interest, tax and other deductibles (known as EBITDA) cemented the division’s position as VNU’s star performer – despite only pulling in half as much revenue as the marketing information (MI) division in the first half of 2005.
MI, which is dominated by consumer research agency ACNielsen, had revenues of EUR 885m for the period. On a reported basis, this represented a 1% rise on 2004’s first half revenues. Organically, the growth rate was 4%.
VNU said ACNielsen continued to suffer in Europe because of “difficult market conditions” – which forced down margins and income – however this did not stop the MI division as a whole reporting a 14% rise in EBITDA.
VNU expects MI’s revenue growth to “accelerate” in the second half of the year, driven in part by the expansion of ACNielsen’s consumer panels. As well as increasing the size of its existing panels in the US, Europe and Asia, the company also revealed that it was planning to begin tracking consumer purchases in China and Pakistan.
There was also good news for ACNielsen’s European data factory, which had been beset by delays in bringing it to market. The factory – a core part of the agency’s new web-enabled research services – made its debut in the Netherlands in the period, while operational deployment is underway in Belgium, France and the UK.
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     VNU jobs set to go offshore
Ian Bickerton
347 words
05:27 pm, 11/08/2005
Financial Times (Internal Content)
English
(c) 2005 The Financial Times Limited. All rights reserved
VNU, the business in-formation and publishing company, is finalising plans to cut costs through offshoring about 1,500 posts, it said yesterday after reporting solid first-half numbers and an upbeat outlook.

The jobs, in its marketing information unit that collects retail sales data, will go to countries such as India by the end of 2008 to generate savings in the “double-digit millions” of euros, VNU said.
VNU employs about 40,000 people, and the move involves about 7 per cent of staff in marketing information, its largest division, in areas such as client support and data collection.
Separately it claimed “growing support” in its opposition to proposed US legislation requiring mandatory accreditation for systems monitoring television viewing habits.
Susan Whiting, who heads VNU’s Nielsen Media Research business, said: “There is growing support for our position here. We are going to abide by a voluntary code of conduct as we always have done.”
The issue is crucial for VNU which has introduced a monitoring system that measures who is watching television and when in seven of the 10 largest US cities, and plans to move into Detroit, Dallas and Atlanta next year. VNU last month agreed to pay Euros 5.5bn (Dollars 6.8bn) for IMS Health, a US company that gathers data on pharmaceutical sales, continuing its transformation from old-style Dutch publisher to US- based business information company.
Rob van den Bergh, chief executive, said the group was “in a very strong position, with excellent growth prospects for the balance of the year and beyond”.
Currency effects damped an 11 per cent rise in underlying earnings before interest, tax, amortisation and depreciation to Euros 296m and a 6 per cent rise in organic revenue to Euros 1.65bn, with reported figures showing 5.7 per cent and 2 per cent earnings and sales gains respectively.
The group expects underlying sales growth of 6 per cent for the full year, with the media measurement and information division, including the TV ratings business, posting top-line organic growth of at least 10 per cent. VNU closed up 3.9 per cent at Euros 24.99 in Amsterdam.
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     Business Brief — VNU NV: Currency Effect Hurts Profit, But Sales Growth Meets Goal
178 words
11/08/2005
The Wall Street Journal
English
(Copyright (c) 2005, Dow Jones & Company, Inc.)
VNU NV, owner of the Nielsen television-ratings service, posted a 9.5% decline in first-half net income because of the effect of foreign-currency exchange rates, but said sales excluding acquisitions met a target the company set last month. The market researcher, Haarlem, the Netherlands, said net income fell to 105 million euros ($129.9 million) under International Financial Reporting Standards, or 41 European cents a share, from 116 million euros, or 45 European cents a share, a year earlier. Group sales rose 1.9% to 1.65 billion euros. Organic sales growth, which excludes acquisitions, was 6%. The company said organic growth in its Media Measurement and Information unit rose 11%, driven primarily by Nielsen Media Research in the U.S. and Nielsen/NetRatings. VNU said its takeover of U.S. health-care data provider IMS Health Inc. is on track. VNU agreed last month to acquire IMS, Fairfield, Conn., in a deal valued at about $7 billion in cash and shares.
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     UPDATE 5-VNU reveals cost cutting plans, shares soar
By Jeffrey Goldfarb
817 words
07:45 am, 10/08/2005
Reuters News
English
(c) 2005 Reuters Limited
(Releads)
LONDON, Aug 10 (Reuters) — VNU , the world’s largest market research company, posted a rise in half-year profits and signalled cost cutting and margin improvement at its biggest unit, sending its shares to a 17-month high.
The Dutch company posted an 11 percent rise in its like-for-like core profit for the first six months of the year thanks to its Nielsen television ratings unit, which the group tipped as its top performer for 2005.
VNU, which agreed last month to buy U.S. health-care data provider IMS Health for 5.5 billion euros ($6.8 billion), also reported on Wednesday that earnings before interest, taxes, depreciation and amortisation (EBITDA) rose 5.7 percent to 296 million euros.
On a like-for-like basis, the increase was 11 percent.
The company said it planned to move about 1,500 jobs to low-cost centres including India, over the next few years, raising investor hopes that it would be able to improve margins in Europe and at its marketing information unit, although VNU did not provide any cost savings estimates.
“You’re now seeing that the margins at Marketing Information have passed the trough,” Rabo Securities analyst Hans Slob said. “They have been disappointing over the last couple of years. You’re starting to see them recover and that’s an important turning point, and changing sentiment.”
The shares gained 3.9 percent to 24.99, their highest level since March 2004, leading the Amsterdam market and far outpacing the Dow Jones Stoxx European media sector index <.SXMP>, which gained 0.7 percent on the day.
VNU’s organic revenue, which excludes currency effects, acquisitions and divestitures, rose 6 percent to 1.65 billion euros.
The company forecast that EBITDA would grow by a high single-digit percentage in the second half and low-double-digit for the full year.
“Each of our business groups is healthy and performing well, as client demand continues to grow for the information and services we provide,” Chief Executive Rob van den Bergh said.
VNU has transformed itself from a Dutch magazine and newspaper publisher into a U.S.-focused business information company with a series of multi-billion-euro acquisitions over the past five years. It is planning to seek a U.S. listing and has shifted key operations from the Netherlands to New York.
Chief Financial Officer Rob Ruijter said another 500 jobs will be moved offshore over the next year, on top of the 200 already completed or underway for systems support and data collection. An additional 600 are expected by 2008, and eventually a total of about 1,500.
He said it was too early to tell how much savings the initiative would yield.

PEOPLE METERS CONTROVERSY
VNU’s organic revenue is expected to grow at about 6 percent for the rest of the year, with the media measurement and information division, which includes TV ratings and Web usage monitoring, seen up by at least 10 percent.
The company is facing opposition to its new electronic Local People Meters rating system, which is replacing the handwritten logs TV watchers use now and is already established in seven of the top 10 U.S. markets.
Critics, including News Corp., argue the new system undercounts minority groups, though VNU has received support from a number of advertisers and broadcasters as it fights legislation that could impede its rollout.
The head of the division, Susan Whiting, said she thought VNU would succeed in keeping any new ratings systems monitored by a voluntary code of conduct rather than the mandatory board approval proposed by lawmakers.
“The important thing is that the people whose money this is — the advertisers — oppose this legislation,” she said.
Advertisers and broadcasters use television ratings to set ad rates.
VNU’s largest unit, marketing information, which tracks data about consumer goods sales, is expected to see revenues rise by 4 to 5 percent this year, while business information, which includes trade shows and the Hollywood Reporter and Accountancy Age magazines, is expected to grow 4 percent.
“Although the organic revenue growth for the MI division was only 4 percent in H1 2005, VNU expects acceleration in H2,” SNS Securities analysts said. “This is an encouraging statement.”
Earnings per share for the year are seen in the range of 0.85 euros to 0.90 euros. The company blamed the expected EPS fall, from 0.95 euros in 2004, on the sale of its directories business.
VNU said it would pay an interim cash dividend of 0.12 euros per common share on Aug. 23. The 7 percent preferred shares will receive an interim dividend of 0.64 euros. (Additional reporting by Melanie Cheary in Amsterdam) LBA0000020050810e18a000fx

     UPDATE: VNU 1H Pft Dn; To Cut Jobs In Europe, N America
837 words
05:42 pm, 10/08/2005
Dow Jones International News
English
(c) 2005 Dow Jones & Company, Inc.
(This updates an item from around 0754 GMT with comment from executives, analysts.)
By Roberta Cowan
Of Dow Jones Newswires

AMSTERDAM (Dow Jones)—VNU NV (38987.AE) Wednesday posted a 9.5% drop in first-half net profit, hit by foreign exchange rate effects, but said organic sales rose 6% thanks to growth at the media measurement and information unit.
VNU — the world’s largest market research company — also said it will shift more jobs to low-cost regions. Chief Financial Officer Rob Ruijter added that the $7 billion takeover of U.S.-based healthcare data provider IMS Health Inc. (RX) is “on track”.
First-half net profit attributable to shareholders was EUR105 million under international financial reporting standards, down from an IFRS-restated EUR116 million a year earlier. Earnings per share came in at EUR0.41, down from EUR0.45.
The Haarlem, Netherlands-based company, which is best known for its ACNielsen television ratings in the U.S., posted a 6% rise in earnings before interest, tax, depreciation and amortization, or EBITDA, to EUR296 million.
There was some uncertainty over the switch to IFRS and its impact on the results, but VNU will hold a meeting next week to clarify some issues, said SNS Securities analyst Reinier Westeneng, who rates the stock add and has a EUR25 target. Otherwise, analysts were upbeat on the results.
Fortis analyst Mariska Zonneveld said the figures were “robust,” driven by “very strong growth” at the media measurement information unit, which provides data on TV ratings and advertising.
She said it’s also positive that VNU expects improved sales momentum at its media information unit in the second half. Zonneveld has a reduce rating on the stock but said her estimates are on an upward review.
At 1530 GMT, VNU shares were trading up 3.9%, or EUR0.94, at EUR24.99, outperforming a broadly higher AEX market.
Sales in the first half were up 2% to EUR1.65 billion, from EUR1.62 billion a year ago. Organic sales growth, which strips out acquisitions and is at constant currencies, was 6%, meeting a target VNU gave last month. The company said it expects a similar rate for the remainder of the year.
Organic EBITDA growth for 2005 will be in the low, double-digits, it said. VNU said EPS is expected to be between EUR0.85 and EUR0.90.
“I am very pleased with our first-half performance, as we continue to make progress on our key growth initiatives and take steps to create the world’s leading market intelligence company,” said Chief Executive Officer Rob van den Bergh.
“Each of our business groups is healthy and performing well, as client demand continues to grow for the information and services we provide,” van den Bergh added.
VNU said organic revenues in media measurement and information rose 11%, driven primarily by Nielsen Media Research in the U.S. and NetRatings. For the full year, VNU sees this unit growing organically by “at least” 10%.
The marketing information unit reported a 4% organic sales rise in the first half, buoyed by strong developing and emerging markets. It said slower growth in Europe due to “difficult” market conditions have weighed. VNU sees full-year growth at this unit between 4%-5%.
CFO Ruijter said that an offshoring strategy at the marketing information unit is underway and could be eventually applied across the group. VNU will move 1,500 or more jobs at the marketing information division from Europe and North America to lower cost regions over the next three years as part of a cost-savings program.

Ruijter declined to quantify the cost-saving targets but said VNU is looking at “double-digits, in the millions.”
VNU saw 3% organic growth at its business information unit, primarily driven by U.S. trade show business. This offset “still difficult market conditions” for its trade magazines, particularly in the music industry. VNU publishes magazines like Adweek, Billboard and The Hollywood Reporter.
The company has relocated most senior jobs, including its headquarters, to New York from the Netherlands over the past few years. It intends to have a U.S. listing next year.
Last month, VNU said it will buy pharmaceutical data collector IMS Health in one of the biggest moves to consolidate in this growing industry. The takeover, which will almost double VNU’s size, won’t be finalized until the beginning of next year.
Some analysts, including Luuk van Beek from Petercam, who rates the stock a hold, see the IMS Health acquisition as “the most important determinant for VNU’s share price development,” and are closely watching the merger, which still needs to be approved by both companies’ shareholders.
VNU said Wednesday it will pay an interim EUR0.12 per common share cash dividend Aug. 23.
Company Web site: http://www.vnu.com
-By Roberta Cowan, Dow Jones Newswires; 31 20 626 0770; roberta.cowan@dowjones.com [ 10-08-05 1542GMT ] DJI0000020050810e18a0015u

     Dutch VNU First-Half Profit Falls on Taxes
207 words
04:15 pm, 10/08/2005
Associated Press Newswires
English
(c) 2005. The Associated Press. All Rights Reserved.
THE HAGUE, Netherlands (AP) — Dutch media company VNU NV, the owner of U.S.-based Nielsen Media Research, said Wednesday profit fell 10 percent in the first half because of a weak dollar and higher tax charges.
Net profit declined to 105 million euros ($130.2 million), or 0.41 euros (51 cents) per share, in the first six months from 116 million euros ($143.8 million) in the year-ago period. Revenue rose 2 percent to 1.65 billion euros ($2.05 billion) from 1.62 billion euros ($2.01 billion).
Earnings before interest, taxes, depreciation and amortization, an indicator of a company’s cash flow, rose 6 percent in the first half from a year ago.
The Haarlem-based company announced plans in July to acquire U.S.-based health care-data provider IMS Health Inc. in a 5.8 billion-euro ($7.19 billion) deal. VNU is expected to close in the first quarter of 2006.
VNU said in a statement that it expects revenue growth of 6 percent in 2005 from a year earlier, but that earnings per share will slip to between 0.85 euros and 0.90 euros from 0.95 euros.
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About IMS Health Incorporated
IMS Health Incorporated (“IMS”) provides sales management and market research information services to the pharmaceutical and healthcare industries worldwide. IMS provides information services covering more than 100 countries and maintains offices in 76 countries on six continents, with approximately 64% of total 2004 IMS revenue generated outside the United States. IMS is listed on the New York Stock Exchange (NYSE: RX). Additional information is available at http://www.imshealth.com.
About VNU N.V.
VNU N.V. (“VNU”) is a global information and media company with leading market positions and recognized brands. VNU is active in more than 100 countries, with its headquarters located in Haarlem, The Netherlands and New York, USA. In 2004, total revenues amounted to EUR 3.8 billion. VNU is listed on the Euronext Amsterdam stock exchange (ASE: VNU), and VNU is part of the AEX Index of leading Netherlands-based stocks. Additional information is available at http://www.vnu.com.
Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995
     This document contains certain forward-looking information about IMS Health Incorporated (“IMS”), VNU N.V. (“VNU”) and the combined company after completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of IMS and VNU, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to: the failure of stockholders to approve the transaction; the risk that the businesses will not be integrated successfully or that doing so will be costly or result in significant charges; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the results of the reconciliation of IMS’ financial statements into IFRS and the results of the reconciliation of VNU’s results into U.S. GAAP; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the risk that VNU is not able to maintain its status as a foreign private issuer; risks associated with operating on a global basis, including fluctuations in the value of foreign currencies relative to the U.S. dollar, and the ability to successfully hedge such risks; to the extent the companies seek growth through acquisition, the ability of the companies to complete development of or to develop new or advanced technologies and systems for their businesses on a cost-effective basis; the ability to successfully achieve estimated effective tax rates and corporate overhead levels; competition, particularly in the markets for pharmaceutical information and audience measurement services; regulatory and legislative initiatives, particularly in the area of privacy; the outcome of pending legal and regulatory proceedings; leverage and debt service (including sensitivity to fluctuations in interest rates); compliance with covenants in loan agreements; the ability to obtain future financing on satisfactory terms; deterioration in economic conditions, particularly in the pharmaceutical, healthcare, media, information technology or other industries in which customers operate; and conditions in the securities markets which may affect the value or liquidity of portfolio investments. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither IMS nor VNU undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Readers are also urged to carefully review and consider the various disclosures in IMS’ various reports with the Securities and Exchange Commission (“SEC”), including but not limited to IMS’ Annual Report on Form 10-K for the year ended December 31, 2004 and IMS’ Quarterly Reports on Form 10-Q for the quarterly period ending March 31, 2005, and VNU’s Annual Report for the year ended December 31, 2004, which is available at the SEC’s Internet site (http://www.sec.gov).
Additional Information and Where to Find It
     This document may be deemed to be solicitation material in respect of the proposed merger of IMS and VNU. In connection with the proposed transaction, VNU and IMS will file a registration statement on Form F-4, including the preliminary joint proxy statement/prospectus constituting a part thereof, with the SEC. VNU and IMS will file a definitive registration statement, including a definitive joint proxy statement/prospectus constituting a part thereof, and other documents with the SEC. SHAREHOLDERS OF IMS AND VNU ARE ENCOURAGED TO READ THE DEFINITIVE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to stockholders of IMS and VNU. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from IMS’ Investor Relations at 1499 Post Road, Fairfield, CT, 06824 or from VNU’s Investor Relations at Ceylonpoort 5-25, 2037 AA Haarlem, The Netherlands.
Participants in Solicitation
     IMS, VNU and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding IMS’ participants is set forth in the proxy statement, dated March 23, 2005, for IMS’ 2005 annual meeting of stockholders as filed with the SEC on Schedule 14A. Information regarding VNU’s participants is set forth in VNU’s Annual Report for the year ended December 31, 2004. Additional information regarding the interests of IMS’ and VNU’s participants in the solicitation of proxies in respect of the proposed transaction is included in the registration statement and joint proxy statement/prospectus filed with the SEC.
Regulation G Legend
This presentation may contain certain non-GAAP financial measures. Reconciliations between certain non-GAAP financial measures and the GAAP financial measures will be made available in the joint proxy statement/prospectus. VNU figures have been prepared in accordance with Dutch GAAP and IFRS. IMS figures are prepared in accordance with U.S. GAAP. All pro forma consolidated financial information has been prepared by aggregating financial information based on these differing accounting standards and might be materially different if IMS figures were presented in accordance with Dutch GAAP or IFRS or if VNU figures were presented in accordance with U.S. GAAP. The definitive registration statement, including the definitive joint proxy statement/prospectus, may include adjustments to the financial statements of VNU to reflect differences between U.S. and Dutch GAAP and between the U.S. and Dutch approaches to financial statement presentation.